Intelligent Buying, Inc.

260 Santa Ana Court

Sunnyvale, CA 94085.

Tel. (408) 744-1001

January 7, 2008

By EDGAR Transmission and by Hand Delivery

Peggy Fisher

Assistant Director

U.S. Securities and Exchange Commission.

100 F Street N.E.

Washington, D.C. 20549.

Re:

Intelligent Buying, Inc.

Amendment No. 8 to Registration Statement on Form SB-2
Filed December 28, 2007

File No. 333-133327

Ladies and Gentlemen:

On behalf of Intelligent Buying, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter, dated January 4, 2008, providing the Staff’s comments with respect to the above referenced registration statement (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. References in this letter to “we”, “us” and “our” refer to the Company unless the context indicates otherwise.

Management's Discussion and Analysis or Plan of Operation, page 22

1.

Please expand to disclose any material changes in your trends, results of operations, and/or financial condition for the most recently completed quarter, or advise us that there have been no material changes.

COMPANY RESPONSE:

We have augmented the disclosure to state that there were no material changes for the quarter

U.S. Securities and Exchange Commission

January 7, 2008

ended December 31, 2007.

Results of Operations for the Comparative Years Ended December 31, 2006 and December 31, 2005, page 29

2.

Please reconcile the total selling and general and administrative expense of $205,954 on page 30 with the total expense of $654,454 on page F-3.

COMPANY RESPONSE:

We have amended the disclosure on page 30 to show selling, general and administrative expenses of $654,454 in lieu of $205,954 and have generally amended the table to be consistent with the financial statement disclosures.

Executive Compensation, page 35

3.

Please update to provide compensation disclosure through the year ended December 31, 2007, or clarify that the current disclosure applies through that date.

COMPANY RESPONSE:

We have augmented the disclosure to state that the current disclosure applies through December 31, 2007.

Note 3. Notes Payable — Related Party, page F-8

4.

Please refer to prior comments 7 and 8. We note that your financial statements for the fiscal year ended December 31, 2006, have been restated to value the shares at $.75 per share. Please revise your Form SB-2 to include all disclosures required by paragraph 26 of SFAS 154 and clearly label the appropriate columns as "restated."

COMPANY RESPONSE:

We have revised the SB-2 to include all disclosures required by paragraph 26 of SFAS 154 and have labeled all appropriate columns in accordance therewith.  Disclosure of the correction is included in the auditors opinion as well as in the notes to the financial statements.

5.

In this regard, have your auditors tell us why auditing standards do not require them to reference the error correction and to dual date their audit report.

COMPANY RESPONSE:

U.S. Securities and Exchange Commission

January 7, 2008

The required disclosures of the corrections have been made and the auditors have re-dated their report accordingly.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert L. B. Diener at (310) 396-1691.

Sincerely,

INTELLIGENT BUYING, INC.

By:

/s/ Eugene Malobrodsky

_____________________________

Eugene Malobrodsky

Chief Executive Officer